UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F

(**Under the Securities Exchange Act of 1934**)
Amendment 2

Secure Blue, Inc.
(Exact name of registrant as specified in its charter)

COMMISSION FILE NUMBER: 000-26211

Nevada
(State of Organization)

95-4666270
IRS Employer Identification Number)

277 West 11th Street, Suite 2F
New York, New York 10014
Address of Principal Executive Offices

(212) 327-2936
(Registrant's telephone number)

Secure Blue, Inc.
Schedule 14F - Information Statement

INTRODUCTION

This Information Statement is being furnished by Secure Blue, Inc. (the "Company") pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder, in connection with a change in control of the Company and an acquisition of assets. The change of control and acquisition of assets will result upon closing of an Agreement and Plan of Merger ("Agreement") by and between the Company and RedHand Software, Ltd. ("Red Hand"), and the shareholders of RedHand Software Ltd. RedHand is a U.K corporation whose principal place of business is located at Unit 1, The Wincombe Center, Shaftesbury SP7 9QJ, United Kingdom

The Agreement and Plan of Merger is dated as of September 10th 2003; and shall be entered into by the Company to merge with and acquire the assets of Red Hand subject to completion of mutual due diligence examination of the Company and RedHand. To accomplish the Agreement, the Company will acquire all of RedHand's outstanding common stock owned by the shareholders of RedHand. RedHand shareholders shall receive a total of Fourteen million (14,000,000) shares of the Company's common stock, which shall constitute approximately sixty percent (60%) of all the outstanding shares of the Company's common stock upon closing of the Agreement, in exchange for all of the RedHand shares.

NAME OF SURVIVING CORPORATION

The corporation which shall survive the Agreement contemplated is Secure Blue, Inc., a Nevada corporation.

BOARD OF DIRECTORS AND OFFICERS

All of the officers and directors of Secure Blue, Inc. shall have resigned as of the date of closing of the Agreement. The directors and officers of RedHand Software, Ltd, as of the date of closing of the Agreement, shall be the directors and officers of the surviving corporation, each to serve until his respective successor shall have been elected and qualified.

REDHAND SOFTWARE, Ltd.

Founded in 1996, RedHand is a privately held company based out of Shaftesbury, United Kingdom. RedHand develops and markets a suite of software products that enables businesses to monitor the workplace activities of users connected to internal computer networks. Currently marketed to Government agencies and businesses of all sizes, RedHand operates in highly regulated markets where compliance and security are crucial. RedHand's technology has been developed specifically to help resolve the diverse problems, and ensuing corporate liabilities, associated with the abuse of internal IT networks and data theft: the implementation of company security policies, the prevention of use or introduction of illegal software, the consistent abuse of the internet and email as well as the need to substantially improve productivity and general security in the modern IT controlled workplace

VOTING SECURITIES

Secure Blue, Inc.

The authorized capital stock of the Company consists of 50,000,000 shares of common stock, $0.001 par value, of which 9,240,000 shares are outstanding as of the date of this Information Statement. The Company has no other capital stock authorized or issued.

Red Hand Software, Ltd.

The authorized capital stock of RedHand consists of 50,000,000 shares of common stock, $0.001 par value, of which 14,000,000 shares are outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Secure Blue, Inc.

Secure Blue, Inc. has authorized 50,000,000 shares of common stock. Currently issued and outstanding shares of common stock is 9,240,000.

Name	Class of Shares	Average Price Per Share	Number of Shares Now Held	% of Total Outstanding
Jose F. Garcia	Common Stock	$0.001	3,000,000	32

Office Street Address: Las Vegas, Nevada

Telephone: (702) 768-0555

Number of shares beneficially owned by officers and directors as a group: 0

RedHand Software, Ltd.

RedHand has authorized 50,000,000 shares of common stock. Currently issued and outstanding shares of common stock are 14,000,000.

Name	Class of Shares	Average Price Per Share	Number of Shares Now Held	% of Total Outstanding
Derek Witherington	Common Stock	$0.001	4,666,666	33.33
The Pilkington Settlement*	Common Stock	$0.001	3,344,432	23.88
Fenella McMorland Hunter	Common Stock	$0.001	3,111,110	22.22
Roy Davis	Common Stock	$0.001	1,555,556	11.11
James Leslie Pilkington	Common Stock	$0.001	661,118	4.72
Nigel Soane-Sands	Common Stock	$0.001	661,118	4.72

*A family trust in which Mr. James Leslie Pilkington is the beneficiary

Number of shares beneficially owned by officers and directors as a group: 14,000,000

CHANGES IN CONTROL

At the closing of the Agreement, the current directors and officers of Secure Blue, Inc. shall have resigned their positions as directors and officers. At the Closing of the Agreement, the current directors and officers of RedHand shall be the directors and officers of the surviving corporation. As a result, the Company shall have experienced a change in control. Pursuant to Rule 14f-1 of the Exchange Act of 1934, not less than ten days prior to any such person taking office as a director this information statements shall be filed with the Securities and Exchange Commission and transmitted to all holders of record of securities of the issuer who would be entitled to vote at a meeting for election of directors.

LEGAL PROCEEDINGS

No material legal proceeding, to which either the Company or RedHand is a party or to which the property of the Company or RedHand is subject, is pending or is known by either the Company or Red Hand. The Company or RedHand is not aware of any legal proceedings in which any director or officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company or RedHand is a party adverse to the Company or RedHand or has a material interest adverse to the Company or Red Hand.

DIRECTORS AND EXECUTIVE OFFICERS

The following information relates to the incoming directors and officers, who will become directors and officers of the surviving corporation upon the effective date of the Agreement subject to the requirements of this Schedule 14f- Information Statement:

Name	Age	Position
James Leslie Pilkington	55	Chairman and Chief Executive Officer
Richard Oravec	33	President
Fenella McMorland Hunter	49	Director of Operations
Derek Witherington	42	Director of Technology
Roy Davis	57	Director of Marketing

James Leslie Pilkington has had a long and distinguished career within the Information Technology and technology arena. He has served as Executive Chairman for Armagard, Founder and CEO of Specialix plc, and Managing Director of Getronics. He has also served as the divisional Sales Manager for ITT, Scan Computers and Philips Data Systems.

Fenella McMorland Hunter possesses over 20 years of experience in the global service industry. She has developed corporate infrastructures and pioneered new markets in the various fields of international banking, law, accountancy, publishing and marketing.

Derek Witherington has over 18 years of experience in Information Technology systems. He has developed system security, system management and stock-control products. A founder of Red Hand, he has been the visionary of the companies technology initiatives.

Roy Davis has over 30 years of international marketing experience. He has consulted and implemented systems for the following list of clients: IBM, Xyratex, RCA, National Semiconductors, Unix, Mannesman, Specialix International, Control Data, Motorola, Duracell, Epson, Getronic UK, Bpath, Intershop, CommerceOne, Digital Equipment, Rockwell, United Technologies, Sikorsky. He has also served as founder and MD for Mediaplus International Ltd, Central Media Services and has acted as Director for Geers Gross, JWT and Burson-Marsteller.

Richard Oravec is a seasoned financial engineer of emerging technology companies involved in healthcare, financial services, and security systems. He has successfully structured corporate finance syndications and private placements in small- and medium-sized public and private companies.

Secure Blue, Inc. is not an investment company registered under the Investment Company Act of 1940.

Secure Blue, Inc. does not currently have a nominating or similar committee and has no defined policy or procedure requirements for shareholders to submit such recommendations.

The current board of Secure Blue, Inc. has held fourteen meetings or written actions during the last fiscal year. No current director has attended fewer than seventy five percent of those meetings or actions.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

No transaction has occurred within the past fiscal year resulting in an aggregate obligation exceeding $60,000 between the registrant and any officer, director, nominee, five percent security holder or immediate family member of those persons.

Alfonso Hernandez, Jr. and Alfonso Hernandez, Sr. are father and son. No other officer or director of Secure Blue, Inc. is related by blood or marriage.

None of the current officers or directors of RedHand Software, Ltd. are related by blood or marriage.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following sets forth the aggregate compensation paid for services rendered during the last fiscal year.

Secure Blue, Inc.

SUMMARY COMPENSATION TABLE

| Position | Year | Annual Compensation | | | Award(s) | | Payouts | |
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options/SARs (#)	LTIP Payouts ($)	All Other Compensation ($)
Alfonso Hernandez, Jr. President and Director	2002	0	0	0	0	0	0	0
Alfonso Hernandez, Sr. Director	2002	0	0	0	0	0	0	0

There are no annuity, pension or retirement benefits proposed to be paid to Officers, Directors, or employees of Secure Blue, Inc. in the event of retirement at normal retirement date pursuant to any existing plan provided by Secure Blue, Inc.

No employment agreements exist or are currently contemplated.

There was no compensation paid to any directors of Secure Blue, Inc. as director's fees.

Red Hand Corporation

Reflects amounts paid or payable by Secure Blue, Inc.

SUMMARY COMPENSATION TABLE

| Position | Year | Annual Compensation | | | Award(s) | | Payouts | |
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options/SARs (#)	LTIP Payouts ($)	All Other Compensation ($)
James Leslie Pilkington Chairman and CEO	2002	0	0	0	0	0	0	0
Richard Oravec President	2002	0	0	0	0	0	0	0
Fenella McMorland Hunter Director of Operations	2002	0	0	0	0	0	0	0
Derek Witherington Director of Technology	2002	0	0	0	0	0	0	0
Roy Davis Director of Marketing	2002	0	0	0	0	0	0	0

There are no annuity, pension or retirement benefits proposed to be paid to Officers, Directors, or employees of Red Hand Corporation in the event of retirement at normal retirement date pursuant to any existing plan provided by Red Hand Corporation.

No employment agreements currently exist.

There was no compensation paid to any directors of Red Hand Corporation as director's fees.

No officer or director compensation or retirement obligations are assumed by RedHand International as a result of the contemplated acquisition and expected change in control.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Based solely upon a review of Forms 3, 4 and 5 received by the Company pursuant to Rule 16(a)-3 of the 1934 Act, none of the officers, directors or beneficial owners of more than ten percent of any class of equity securities of the Company registered pursuant to Section 12 of the 1934 Act have failed to file on a timely basis, Forms 3, 4 or 5 as required by Section 16(a) during the most recent fiscal year or prior fiscal year.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This Information Statement may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21B of the Securities Exchange Act of 1934. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, goals, assumptions or future events or performance are not statements of historical fact and may be forward-looking statements. Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Secure Blue, Inc.

By: /s/ Alfonso Hernandez, President
Alfonso Hernandez, President

Dated: September 17, 2003